Mail Stop 3561

December 28, 2005

Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
3400 S.W. 26th Terrace, #A-1
Dania, FL  33312

      Re:	Alec Bradley Cigar Corporation
		Amendment No. 2 to Schedule 14C
      Filed December 21, 2005
		File No. 0-32137

Dear Mr. Rubin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers..., page 4

Q: Why is Alec Bradley Cigar Proposing the Reverse Merger?, page 5

1. We note your response to comment 3 in our letter dated December 12, 2005. We reissue a portion of the comment. Please revise your disclosure to indicate that to date, Online Vacation Centers has not acquired any businesses.



The Share Exchange Agreement, page 18

General Terms, page 17
2. We note your response to comment 9 in our letter dated December 12, 2005. We reissue our comment asking you to describe the terms of the debenture conversion. We note that all of the shareholders of Online Vacation and the debenture holder will receive an aggregate of
15,000,000 shares of Alec Bradley common stock. Please disclose the number of shares that the debenture holder will receive in exchange for the $3 million debenture. Please also disclose the number of shares of Online Vacation that are currently outstanding.

Pro Forma Unaudited Condensed Consolidated Financial Information, page 62

3. In making revisions in response to comment 14 from our letter dated December 12, 2005, you eliminated interest expense related to the debentures from the historical Online Vacation Center column on page 64. Please revise the pro forma information to show the interest expense as a pro forma adjustment and show the historical column the same as the interim and audited annual financial statements.

4. It is not clear why the fully diluted number of shares has been adjusted for stock options that are exercisable at a price in excess of market value. Please revise to explain or to disclose why you have not included these potential shares in the fully diluted calculation.

Schedule of Comparative Per Share Information, page 65

5. Please revise the schedule on page 65 to define EPS and to clarify that the 2004 amounts are for the entire year, not just the nine month comparative to the 2005 amounts.

Financial Statements of Online Vacation Centers

6. We note you have revised the classification of restricted cash from current assets to non-current assets in your annual and interim financial statements. Please tell us what consideration you gave to
APB 20 or revise if appropriate.

7. Please revise the disclosure in the fourth paragraph of the Income tax footnote on page 10 of Online Vacation`s annual financial statements to define what SARS refers to and why it impacted your valuation allowance analysis.

8. We note your revisions to your income tax disclosure and the revisions to your historical financial statements in the second and third quarters in 2005. Your decision to adjust the valuation allowance results in restated financial statements as the result of a correction of an error. Please revise your interim financial statements to provide the disclosures required by APB 20, paragraph
37 and label the financial statements as restated.  See also EITF
D-
86.

9. Please expand your disclosure in either the notes to financial statements, Management`s Discussion and Analysis, or both if appropriate, to quantify the effect on pre tax income of management`s judgments with regard to the valuation allowance. For example, you currently disclose the percentage of the valuation allowance meeting the more likely than not standard; however, with a view towards transparent disclosure, please quantify the dollar impact.


*********

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-
3202
if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Peggy Kim, Senior Attorney, at (202) 551-
3411, or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director


Cc:	Brian Pearlman, Esq.
	Adorno & Yoss
	Fax: (954) 766-7800

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Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
December 28, 2005
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